

18006451

ANNUAL AUDITED REPORT
FORM X-17A-5,
PART III

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SEC FILE NUMBER
8- 43976

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2017 AND ENDING December 31, 2017
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **L.J. Hart & Company**

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

16401 Swingley Ridge Road, Suite 210

(No. and Street)

St. Louis   Missouri   63017
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Larry J. Hart   (636) 537-9939
                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anders, Minkler, Huber & Helm, LLP

(Name – *if individual, state last, first, middle name*)

800 Market Street, Suite 500   St. Louis   Missouri   63101
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

i



OATH OR AFFIRMATION

I, Larry J. Hart _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of L.J. Hart & Company _____, as of December 31 _____, 20 17____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

THOMAS J. PISARKIEWICZ
Notary Public - Notary Seal
State of Missouri
Commissioned for St. Louis County
My Commission Expires: April 29, 2021
Commission Number: 13779273

_____
Signature

Chairman / C.E.O.
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

L.J. Hart & Company
December 31, 2017

Contents



ANDERS
CPAs + ADVISORS

Report of Independent Registered Public Accounting Firm

Board of Directors
L.J. Hart & Company
St. Louis, Missouri

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of L.J. Hart & Company as of December 31, 2017, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of L.J. Hart & Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of L.J. Hart & Company's management. Our responsibility is to express an opinion on L.J. Hart & Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to L.J. Hart & Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Anders Minkler Huber & Helm LLP | 800 Market Street-Suite 500 | St. Louis MO 63101-2501 | p (314) 655-5500 | f (314) 655-5501 | www.anderscpa.com

Page 1

Supplemental Information

The Schedule 1 - Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Commission and Schedule 2 - Exemption Report have been subjected to audit procedures performed in conjunction with the audit of L.J. Hart & Company's financial statements. The supplemental information is the responsibility of L.J. Hart & Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including their form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule 1 - Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Commission and Schedule 2 - Exemption Report are fairly stated, in all material respects, in relation to the financial statements as a whole.

Anders Minkler Huber & Helm LLP

We have served as L.J. Hart & Company's auditor since 2014.

February 26, 2018

L.J. Hart & Company
Statement of Financial Condition
December 31, 2017

Assets

Cash and cash equivalents	$	15,365
Receivable from clearing organization		799,207
Securities owned, at market value		4,040,593
Property and equipment, net of accumulated depreciation of $258,325		133,441
Deposit with clearing organization and other assets		145,154
Total assets	**$**	**5,133,760**

Liabilities and Stockholders' Equity
Liabilities

Accounts payable and accrued expenses	$	80,876
Total liabilities		**80,876**

Stockholders' Equity

Common stock: $0.83 par value; authorized 217,500 shares, issued and outstanding 100,000 shares	83,000
Additional paid-in capital	417,000
Retained earnings	4,552,884
Total stockholders' equity	**5,052,884**
Total liabilities and stockholders' equity	$ **5,133,760**

L.J. Hart & Company

Statement of Income
Year Ended December 31, 2017

Revenues and Security Activities

Underwriting and commissions	$	3,697,834
Interest and dividends		76,453
Net gain on securities		14,117
Other revenue		2,664
Total revenues and security activities		**3,791,068**

Expenses

Employee compensation and benefits	1,542,172
Underwriting	218,008
Communication and data processing	29,774
Occupancy	127,776
Depreciation	27,858
Professional services	67,700
Other operating expenses	468,876
Total expenses	**2,482,164**
Net Income $	**1,308,904**

L.J. Hart & Company
Statement of Changes in Stockholders' Equity
Year Ended December 31, 2017

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total
	Shares	Amount			
Balance, January 1, 2017	100,000	$ 83,000	$ 417,000	$ 5,190,080	$ 5,690,080
Distributions	-	-	-	(1,946,100)	(1,946,100)
Net income	-	-	-	1,308,904	1,308,904
Balance December 31, 2017	**100,000**	**$ 83,000**	**$ 417,000**	**$ 4,552,884**	**$ 5,052,884**

L.J. Hart & Company

Reports of Independent Registered Public Accounting Firm and
Financial Statements
December 31, 2017
Filed Pursuant to Rule 17a-5(e)(3) as a Public Document



L.J. Hart & Company

Statement of Cash Flows
Year Ended December 31, 2017

Operating Activities

Net income	$	1,308,904
Items not requiring cash		
Depreciation		27,857
Gain on sale of investments		92
Unrealized gain on investments		(14,209)
Changes in:		
Receivable from clearing organization		(537,074)
Accounts payable and accrued expenses		37,040
Other assets		(14,668)
Net cash provided by operating activities		**807,942**

Investing Activities

Proceeds from sale of investments	2,109,908
Purchases of investments	(1,465,000)
Net cash provided by investing activities	**644,908**

Financing Activity

Distributions paid	(1,946,100)
Net cash used in financing activity	**(1,946,100)**

Decrease in Cash and Cash Equivalents		**(493,250)**
Cash and Cash Equivalents, Beginning of Year		508,615
Cash and Cash Equivalents, End of Year	$	15,365

Note 1: Nature of Operations and Summary of Significant Accounting Policies

L.J. Hart & Company (the "Company") is incorporated in the state of Missouri. The Company is primarily engaged in the business of underwriting municipal securities for school districts, counties, cities, towns and special districts and also operates as a broker-dealer of municipal securities. The Company is subject to competition from other broker-dealers. The Company is a registered broker-dealer under the *Securities Exchange Act of 1934* and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates under the exemptive provisions of Rule 15c3-3(k)(2)(ii) under the *Securities and Exchange Act of 1934*.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with the provisions of Financial Accounting Standards Board ("FASB"), Accounting Standards Codification (the "FASB ASC"), which is the source of authoritative, non-governmental accounting principles generally accepted in the United States of America ("GAAP"). All reference to authoritative accounting guidance contained in our disclosures are based on the general accounting topics within the FASB ASC.

Underwriting Revenue

Underwriting revenues include gains, losses and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Underwriting revenues also include fees earned from providing financial advisory services. Underwriting revenues are recorded at the time the underwriting is completed and the income is reasonably determinable, usually settlement date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the fair values of financial instruments.

Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2017, cash equivalents consisted primarily of cash and money market accounts with banks and brokers.

At December 31, 2017, the Company's cash accounts did not exceed federally insured limits. However, securities owned by the Company exceeded SIPC insured limits by $3,240,692.

Security Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Customers' securities transactions are recorded on settlement-date basis, generally the third business day following the transaction (trade) date, with related commission income and expenses reported on a trade-date basis.

The Company promptly forwards all funds and securities received and does not otherwise hold funds or securities for, or owe money or securities to, clients.

Securities owned include marketable securities held for proprietary trading and are valued at fair value. Any changes in fair value are recognized in the statement of income.

Property and Equipment

Depreciable assets are stated at cost less accumulated depreciation. Depreciation is charged to expense using the straight-line method over the estimated useful lives of the assets.

The estimated useful lives for each major depreciable classification of premises and equipment are as follows:

Office equipment	5-10 years
Furniture and fixtures	10 years
Leasehold improvements	40 years

Income Taxes

The stockholders of the Company elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Earnings and losses are included in the personal income tax returns of the stockholders. Accordingly, the financial statements do not include a provision for income taxes. The Company is required to evaluate tax positions taken (or expected to be taken) in the course of preparing the Company's tax returns and recognize a tax liability if the Company has taken an uncertain tax position that more likely than not would not be sustained upon examination by the appicable taxing authorities. The Company has analyzed the tax positions taken and has concluded that as of December 31, 2017, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements.

If applicable, the Company recognizes interest and penalties related to unrecognized tax liabilities in the statement of income. Management is requi: d to analyze all open tax years, as defined by the Statute of Limitations, for all major jurisdictions, including federal and certain state taxing authorities. The Company is no longer subject to U.S. federal, state and local income tax examinations by taxing authorities for years before 2014. As of and for the year ended December 31, 2017, the Company did not have a liability for any unrecognized taxes. The Company has no examinations in progress and is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax liabilities will significantly change in the next twelve months.

Note 2: Deposit with Clearing Organization

The Company has an agreement with a national broker-dealer to clear certain of its proprietary and customer transactions on a fully disclosed basis. This agreement requires a $25,000 deposit which is maintained in cash with the broker-dealer and is included in *Deposit with clearing organization and other assets* on the Statement of Financial Condition.

Note 3: Receivable from Clearing Organization

Receivable from clearing organization includes amounts owed arising from settlement of securities transactions and amounts receivable from the clearing organization related to unsettled securities transactions. At December 31, 2017, the clearing organization accounted for 100% of accounts receivable.

Note 4: Securities Owned, at Market Value

The securities owned by the Company at December 31, 2017, and reported at market value are as follows:

Type	Maturities	Cost Basis	Unrealized Loss	Market Value
Equity Securities	N/A	352,299	(155,299)	197,000
Municipal Securities	Less than 1 year	735,013	(584)	734,429
Municipal Securities	1 - 5 years	910,382	(7,516)	902,866
Municipal Securities	5-10 years	1,260,422	(26,522)	1,233,900
Municipal Securities	Greater than 10 Years	1,000,459	(28,061)	972,398
		$ 4,258,575	$ (217,982)	$ 4,040,593

Note 5: Property and Equipment

Property and equipment consists of the following at December 31, 2017:

Furniture and fixtures	$ 143,322
Office equipment	112,425
Leasehold improvements	136,019
	391,766
Less accumulated depreciation	(258,325)
Net property and equipment	**$ 133,441**

Note 6: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital. both as defined. may not exceed 15 to 1. In addition. equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31. 2017, the Company had net capital of $4.587.386 which exceeded the minimum required amount by $4.487.386. The Company's ratio of aggregate indebtedness to net capital was .018 to 1.

Note 7: Retirement Savings Plan

The Company offers employees a safe harbor 401(k) retirement plan. The Plan allows all full-time employees to contribute a percentage of their annual wages up to a maximum amount established by the Internal Revenue Code with a 100 percent Company match up to three percent of gross wages. Company contributions charged to expense were $27.177 for 2017.

Note 8: Credit Risk

In the normal course of business. the Company's actions involve the execution and settlement of securities transactions. Credit risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of settlement. The Company has control procedures regarding securities transactions with counterparties and the manner in which they are settled.

As a securities dealer. the Company is engaged in various securities trading activities. Exposure of the Company to credit risk associated with the non-performance of counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets. which may impair a counterparty's ability to satisfy its obligations to the Company.

Note 9: Investment Risk

The Company invests in various investment securities. Investment securities are exposed to various risks such as interest rate. market and credit risks. Due to the level of risk associated with certain investment securities. it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the accompanying statement of financial condition.

Note 10: Operating Lease

The majority stockholder leases the Company's office facilities under a lease agreement that expires in May 2018. The majority stockholder has an informal agreement with the lessor whereby the Company leases its office facilities on a month-to-month basis. Rent expense for 2017 was $127.776.

Note 11: Disclosures About Fair Value of Assets and Liabilities

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. There is a hierarchy of three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets or liabilities
Level 2	Observable inputs other than Level 1 prices. such as quoted prices for similar assets or liabilities: quoted prices in active markets that are not active: or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities
Level 3	Unobservable inputs supported by little or no market activity and are significant to the fair value of the assets or liabilities

Carrying amounts of certain financial instruments such as cash and cash equivalents. receivables. and accounts payables and accrued expenses approximate fair value due to their short maturities or because the terms are similar to market terms.

Securities Owned, at Market Value

Following is a description of the valuation methodologies and inputs used for assets measured at fair value on a recurring basis and recognized in the accompanying statement of financial condition. as well as the general classification of such instruments pursuant to the valuation hierarchy. There have been no significant changes in the valuation techniques during the year ended December 31, 2017.

Level 1	Instruments consist of publicly traded common stocks. These securities are traded on national exchanges and are stated at the last reported sales price on the day of valuation.
Level 2	Instruments consist of local government and school district bonds. These securities are valued using evaluated pricing. which incorporates modeling techniques. information from extensive market sources. observed transaction data. credit quality information. perceived market movements. news. and other relevant information.

		Fair Value Measurements Using		
	Fair Value	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Municipal Securities	$ 3.843.593	$ -	$ 3.843.593	$ -
Equity Securities	$ 197.000	$ 197.000	$ -	$ -

Note 12: Recent Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (ASU 2014-09), which supersedes nearly all existing revenue recognition guidance under GAAP. The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled for those goods or services. ASU 2014-09 defines a five step process to achieve this core principle and, in doing so, more judgment and estimates may be required within the revenue recognition process than are required under existing GAAP. The standard is effective for annual periods beginning after December 15, 2017, and interim periods therein, using either of the following transition methods: (i) a full retrospective approach reflecting the application of the standard in each prior reporting period with the option to elect certain practical expedients, or (ii) a retrospective approach with the cumulative effect of initially adopting ASU 2014-09 recognized at the date of adoption (which includes additional footnote disclosures). We are currently evaluating the impact of our pending adoption of ASU 2014-09 on our financial statements and have not yet determined the method by which we will adopt the standard in 2018.

Note 13: General Litigation

The Company is subject to claims and lawsuits that arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the financial position, results of operations and cash flow of the Company.

Note 14: Subsequent Events

Subsequent events have been evaluated through February 26, 2018, which is the date the financial statements were issued. No events or transactions were identified requiring further recognition or disclosure.

Supplementary Information

L.J. Hart & Company

Schedule 1
Computation of Net Capital Under Rule 15c3-1 of the Securities
and Exchange Commission
December 31, 2017

Total Stockholders' Equity	$	5,052,884
Non-Allowable Assets		
Property and equipment, net		133,441
Other assets		145,154
Total non-allowable assets		278,595
Net Capital Before Haircuts on Security Positions		4,774,289
Haircuts on Securities		
Equity securities		29,550
Debt securities		155,643
Exempted securities		381
Undue concentration		1,329
Total haircuts on securities		186,903
Net Capital	$	4,587,386
Aggregate Indebtedness	$	80,876
Computation of Basic Net Capital Requirements		
Minimum net capital required	$	5,392
Minimum dollar net capital requirement	$	100,000
Net capital requirement (greater above)	$	100,000
Excess net capital	$	4,487,386
Ratio of Aggregate Indebtedness to Net Capital		0.018

There were no material differences between the computation of net capital and the basic net capital requirement computation included in these financial statements with those previously reported and amended by the Company.

L.J. Hart & Company
Schedule 2
Exemption Report
December 31, 2017

L.J. Hart & Company (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1)   The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii) as the Company clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer. The Company does not typically receive customer funds and securities, but would promptly transmit those to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of 17 C.F.R §§ 240.17a-3 and 240.17a-4, as are customarily made and kept by a clearing broker or dealer.

(2)   The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

L.J. Hart & Company

I, Larry J. Hart, swear (or affirm) that, to my best knowledge and belief, the Exemption Report is true and correct.

_____
Signature

_____
Chairman / CEO
Title

February 26, 2018



Report of Independent Registered Public Accounting Firm

Board of Directors
L.J. Hart & Company
St. Louis, Missouri

We have reviewed management's statements, included in the accompanying Schedule 2 - Exemption Report, in which (1) L.J. Hart & Company identified the following provisions of 17 C.F.R. §15c3-3(k) under which L.J. Hart & Company claimed an exemption from 17 C.F.R. §240.15c3-3:Provision (2)(ii) (the "Exemption Provision") and (2) L.J. Hart & Company stated that L.J. Hart & Company met the identified Exemption Provision throughout the most recent fiscal year without exception. L.J. Hart & Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about L.J. Hart & Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Anders Minkler Huber & Helm LLP

February 26, 2018

Anders Minkler Huber & Helm LLP | 800 Market Street-Suite 500 | St. Louis MO 63101-2501 | p (314) 655-5500 | f (314) 655-5501 | www.anderscpa.com

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